Exhibit A

Arel Communications and Software Intends to Seek Privatization

•	Company’s Audit Committee has Approved and Intends to Bring Privatization Plan to Arel’s Board of Directors for Approval

•	Proposed Plan Would Offer Shareholders $1.50 Per Arel Share

ATLANTA – October 3, 2005 – Arel Communications and Software (NASDAQ: ARLC), technology leader in integrated voice, video and web communications for interactive conferencing, collaboration and training applications, together with Cetus Corp., an Ohio based corporation controlled by Clayton L. Mathile, Arel’s largest shareholder, today announced that Arel’s Audit Committee has approved a plan to take the Company private. The Committee intends, along with the Chairman of Arel’s Board of Directors, to submit the privatization plan to Arel’s Board. The proposed plan would entail the repurchase of Arel’s shares by the Company at a price of $1.50 per share and that Mr. Clayton Mathile would remain a shareholder of Arel. Cetus Corp. has agreed in principle, subject to reaching definitive terms, to provide the Company with the funding to carry out the proposed plan and for its future operating needs. In addition to Board approval, the plan would require the receipt of a fairness opinion, the approval of Arel’s shareholders, and the consent of an Israeli court.

If the proposed transaction is effected as proposed, Arel expects to have fewer than 300 shareholders of record. In such case, Arel would terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, delist its ordinary shares from the Nasdaq SmallCap Market and cease filing reports and other information with the Securities and Exchange Commission (SEC).

No assurance can be given that the proposed transaction, or a similar transaction, will be effected on these or any other terms.

This announcement is neither a solicitation of a proxy nor an offer to purchase, or a solicitation of an offer to sell, ordinary shares of Arel. Assuming Arel’s board of directors approves the proposed transaction, Arel intends to file a Schedule 13E-3 with the SEC in connection with the special meeting of shareholders which would be held to vote on the proposed plan. All shareholders are urged to read the definitive Schedule 13E-3 when it becomes available and any definitive materials accompanying such Schedule 13E-3 because they will contain important information about the proposed transaction. Shareholders may obtain such documents free of charge when they are available at the Web site maintained by the SEC at www.sec.gov. Arel will also mail a copy of certain definitive materials to its shareholders entitled to vote at the special meeting.

About Arel Communications and Software:

Arel Communications and Software is a leader in conferencing and collaboration solutions. Arel is focused on enhancing communications, facilitating workgroup collaboration and driving productivity in the enterprise. By providing a comprehensive application suite, Arel Spotlight™, for leveraging enterprise networks for rich-media communications, Arel replicates in-person meetings in the online environment. Combining voice, video and data conferencing in one easy-to-use Web-based solution, Arel fosters interactive communications that significantly improve work environments today. Arel’s solution impacts key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management. Allowing geographically dispersed users to work together in groups, attend webinars and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues, from virtually anywhere, Arel Spotlight is a powerful tool for critical business communications. For more information, visit www.arelcom.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause results to differ materially from these forward-looking statements include, but are not limited to, the receipt of corporate and third party approvals, obtaining the financing to carry out the proposed plan, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software’s filings with the Securities and Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

All trademarks recognized.

Contact:

Media Relations:

Affect Strategies, Inc.

John Taylor, 212-398-9680 x 140

E-mail: john@affectstrategies.com

or

Investor Relations:

Lippert/Heilshorn & Associates

Carolyn Capaccio/Jody Burfening, 212-838-3777

E-mail: ccapaccio@lhai.com